SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
HEALTH FITNESS CORPORATION
(Name of Subject Company)
HEALTH FITNESS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
42217V201
(CUSIP Number of Class of Securities)
Wesley W. Winnekins
Chief Financial Officer and Treasurer
1650 West 82nd Street, Bloomington, MN 55431
(952) 831-6830
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Fredrikson & Byron, P.A.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
(612) 492-7000
Attention: John A. Satorius, Esq.
Alexander Rosenstein, Esq.
☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
     The name of the subject company is Health Fitness Corporation, a Minnesota corporation (the “Company”). The address of the principal executive offices of the Company is 1650 West 82nd Street, Bloomington, Minnesota 55431. The telephone number of the Company at its principal executive offices is (952) 831-6830.
     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is the common stock of the Company, par value $0.01 per share (the “Shares”). As of January 25, 2010, there were 10,210,315 Shares issued and outstanding.
Item 2. Identity and Background of Filing Person.
     The filing person of this Statement is the subject company, Health Fitness Corporation. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference. The Company’s website is www.hfit.com. The information on the Company’s website should not be considered part of this Statement.
The Offer
     This Statement relates to the tender offer commenced by Trustco Minnesota, Inc., a Minnesota corporation (“Purchaser”) and wholly owned subsidiary of Trustco Holdings, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Trustmark Mutual Holding Company, an Illinois mutual insurance holding company (“Ultimate Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated as of January 26, 2010 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a price of $8.78 per Share in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s offer to purchase, dated as of January 26, 2010 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal that accompanies the offer to purchase (the Offer to Purchase together with the Letter of Transmittal shall be referred to as the “Offer”).
     The Offer was commenced by Purchaser on January 26, 2010 and expires at 12:00 midnight, New York City time, on Wednesday, February 24, 2010, unless it is extended or terminated in accordance with its terms.
     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 20, 2010, by and among Parent, the Purchaser, and the Company (as may be amended or supplemented from time to time, the “Merger Agreement”). The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The Offer is not subject to a financing condition.
     The term “Minimum Condition” generally requires, among other things, that the number of outstanding Shares that have been validly tendered and not validly withdrawn prior to the expiration of the Offer (as it may be extended as provided by the Merger Agreement), together with all Shares, if any, then owned by Parent or any of its subsidiaries, represents at least a majority of the outstanding Shares on a fully diluted basis on the date of purchase (which means, as of any time, the number of Shares outstanding, together with all Shares that the Company would be required to issue pursuant to the conversion or exercise of all options, warrants, rights and securities convertible into or exercisable for Shares or otherwise, other than potential dilution attributable to the unexercised portion of the Top-Up Option (as defined in Item 8 below)).
     The Offer is also subject to other important conditions set forth in the Merger Agreement (and summarized in the Offer to Purchase under Section 15 — “Certain Conditions of the Offer”).
      The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement (and summarized in the Offer to Purchase under Section 11 — “The Merger Agreement”), the Purchaser will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (such merger will be referred to as the “Merger,” and the company that survives the Merger will be referred to as the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger, each Share outstanding immediately prior to the effective time of the

Merger (other than (i) Shares owned directly or indirectly by the Company, Parent or the Purchaser, or any of their respective subsidiaries, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s shareholders who perfect their dissenters’ rights under the Minnesota Business Corporation Act (the “MBCA”)) will be converted into the right to receive $8.78 in cash, without interest and less any required withholding taxes (the “Merger Consideration”).
     The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. The Company has agreed, if necessary under applicable law to complete the Merger, to prepare and file with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement as promptly as reasonably practicable after the first time that the Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), to use reasonable best efforts to clear the preliminary proxy statement with the SEC as promptly as practicable after such filing, and to mail the proxy statement to the Company’s shareholders as promptly as practicable after it has been cleared with the SEC. Additionally, if necessary under applicable law to complete the Merger, the Company has agreed to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as reasonably practicable after the clearance of the proxy statement by the SEC for the purpose of seeking to obtain shareholder adoption and approval of the Merger Agreement and the Merger. Parent and the Purchaser have agreed to vote all of the Shares then owned of record by them or any of their subsidiaries in favor of the adoption of the Merger Agreement and approval of the Merger. If the Offer is successfully completed, Parent and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote or written consent of any other holder of Shares.
     The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 400 Field Drive, Lake Forest, Illinois 60045 and that the telephone number at such principal executive offices is (847) 615-1500.
     A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated by reference herein. A copy of the Offer to Purchase is filed herewith as Exhibit (a)(1)(A) and is incorporated by reference herein, including the terms and conditions of the Offer, related procedures and withdrawal rights, the description of the Merger Agreement and other arrangements described and contained in the Offer to Purchase. The Form of Letter of Transmittal is filed herewith as Exhibit (a)(1)(B) and is incorporated by reference herein.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Except as described in this Statement, including documents incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there exists no material agreement, arrangement or understanding, or any actual or potential conflict of interest, between the Company or its affiliates, on the one hand, and (i) the Company and any of the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.
The Merger Agreement
     The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer, related procedures and withdrawal rights and other arrangements described and contained in the Offer to Purchase, which is filed herewith as Exhibit (a)(1)(A), are incorporated herein by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated by reference herein.
     The Merger Agreement is included as an exhibit to this Statement to provide additional information regarding the terms of the transactions described herein and is not intended to provide any other factual information or disclosure about the Company, Parent or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of a specific date, are solely for the benefit of the parties to such agreement (except as to certain indemnification obligations), are subject to limitations agreed upon by the contracting parties, including being qualified by disclosure letters made for the purposes of allocating contractual risk between and among the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Investors are not third-party beneficiaries under the Merger Agreement and, in light of the foregoing reasons, should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Purchaser or any of their respective subsidiaries or affiliates.

Interests of the Company’s Executive Officers
     The Company’s executive officers are as follows:

Name	Position
Gregg O. Lehman, Ph.D.	President, Chief Executive Officer and Director
John E. Griffin	Chief Operations Officer
Wesley W. Winnekins	Chief Financial Officer and Treasurer
Jeanne C. Crawford	Chief Human Resources Officer and Secretary
David T. Hurt	Vice President Account Services
Katherine M. Meacham	Vice President Account Services
Brian J. Gagne	Senior Vice President — Account Management
John F. Ellis	Chief Information Officer
J. Mark McConnell	Senior Vice President — Business and Corporate Development
James O. Reynolds, M.D.	Chief Medical Officer
     Each of the aforementioned executive officers (collectively, the “Executive Officers”) will benefit from the following arrangements with the Company in connection with the transactions contemplated by the Merger Agreement.
Employment Agreements
     Between February 2001 and December 2008, the Company entered into written employment agreements with each of the Executive Officers (collectively, as amended, the “Employment Agreements”). Pursuant to the Employment Agreements, each Executive Officer receives a minimum base salary and certain other benefits, such as the ability to participate in the Company’s employee benefit plans, including commission or bonus programs as applicable. The Merger Agreement provides that following the Merger, the Surviving Corporation will honor the terms of the Employment Agreements.
Severance Payments
     The Employment Agreements each provide for a severance payment under certain circumstances in the event that the employment of an Executive Officer is terminated without cause. As described below, certain of the Employment Agreements also provide for a severance payment if the Executive Officer is terminated in connection with a change in control; where the change in control provision is implicated in those Employment Agreements, the severance payments described here are not applicable. Mr. Lehman would be entitled to a severance payment consisting of a cash payment equal to his annual base salary in effect at the time of such termination, which would be paid in installments in accordance with the Company’s regular payroll practices. The other Executive Officers would each be entitled to a severance payment consisting of a cash payment equal to the number of months of his or her base salary in effect at the time of termination and in the form shown in the table:

Number of months
Name	of base salary	Payment form
John E. Griffin	9 months	Lump sum
Wesley W. Winnekins	9 months	Lump sum or installments
Jeanne C. Crawford	9 months	Lump sum or installments
David T. Hurt	4 months	Lump sum or installments
Katherine M. Meacham	4 months	Lump sum or installments
Brian J. Gagne	6 months	Lump sum or installments
J. Mark McConnell	6 months	Lump sum
James O. Reynolds, M.D.	9 months	Lump sum
     John F. Ellis would be entitled to a severance payment consisting of a cash payment equal to 4 months’ base salary if his employment is terminated under certain circumstances by the Company without cause. Additionally, Mr. Ellis would be entitled to a severance payment consisting of a cash payment equal to three months of his base salary in effect at the time of such termination if he resigns employment for good reason, such as a permanent relocation of his office outside of Dallas, Texas, without his permission; under certain conditions, an assignment of material job duties inconsistent with his education, experience, and skills; or, under certain conditions, an uncured material breach by the Company.
     In addition to the severance payment described above, Mr. Lehman would be entitled to receive any bonus, or pro rata portion thereof, earned for the calendar year in which his employment is terminated without cause, and all of Mr. Lehman’s outstanding and unvested stock options and restricted stock awards would immediately become fully vested.

Change in Control Payments
     Certain of the Employment Agreements also provide for a severance payment if the Executive Officer is terminated in connection with, or within a certain period of time following, a change in control, subject to the following terms and certain other restrictions. The consummation of the Offer and the Merger will constitute a change in control under the Employment Agreements.
     If Mr. Lehman is terminated by the Company in connection with and upon a change in control, he would be entitled to a severance payment consisting of a cash payment equal to two times his base annual salary, payable in equal installments over a twenty-four month period, in accordance with the Company’s standard payroll practices. If Mr. Lehman resigns his employment upon a change in control for the reason that he is not offered the opportunity to continue as Chief Executive Officer of the Company’s business as incorporated into the Surviving Corporation, he would be entitled to a severance payment consisting of a cash payment equal to his base annual salary, payable in equal installments over a twelve-month period, in accordance with the Company’s standard payroll practices.
     If Mr. Winnekins, Ms. Crawford or Mr. Gagne is terminated by the Company or resigns his or her employment for good reason (defined as a reduction in his or her job responsibilities or compensation in connection with the change in control), which the Company has not cured within a 30 day period, within six months after a change in control, he or she would be entitled to a severance payment consisting of a cash payment equal to nine months (or six months for Mr. Gagne) of his or her base salary in effect at the time of such termination, payable in a lump sum or installments. If Mr. Griffin, Dr. Reynolds or Mr. McConnell is terminated by the Company within six months after a change in control, he would be entitled to a severance payment consisting of a cash payment equal to nine months (or six months for Mr. McConnell) of his base salary in effect at the time of such termination, payable in a lump sum.
     In addition to the severance payments described above, outstanding and unvested options held by each of Mr. Griffin and Dr. Reynolds will immediately vest if either is terminated in connection with and within a specified number of months after a change in control in accordance with his Employment Agreement. All of the outstanding and unvested options and restricted stock awards held by Mr. Lehman, other than options granted to him when he joined the Company’s Board of Directors prior to becoming the President and Chief Executive Officer, will immediately vest upon a change in control.
Treatment of Equity Awards
     The Merger Agreement provides that each stock option with respect to the Shares that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will be canceled and, in exchange therefor, the Surviving Corporation shall pay, and Parent shall cause the Surviving Corporation to pay, to each person who was holding such canceled option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option and (ii) the number of Shares subject to such option. However, if the exercise price per Share under any such option is equal to or greater than the Merger Consideration, then such option shall be canceled without any cash payment being made in respect thereof. Any such payments will be made as soon as practicable following the effective time of the Merger.
     Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, all unvested restricted stock granted under the Company’s equity plans outstanding immediately prior to the effective time of the Merger, other than shares of unvested restricted stock subject to performance-based vesting for which the performance objectives have not been achieved and which relate to 2007 and 2008 performance periods (the “Forfeited Restricted Stock”), will vest and will be treated in accordance with the treatment of Shares issued and outstanding immediately prior to the effective time of the Merger. Each share of Forfeited Restricted Stock will be forfeited and cancelled and none of the holders thereof shall receive or be entitled to receive any consideration in connection therewith.
Performance Bonuses
     Any unvested performance cash bonus award granted to an Executive Officer under the Company’s Cash Incentive Plan will automatically vest at the effective time of the Merger to the same extent as the unvested restricted stock and will be accelerated and paid in connection with the closing of the Merger. Ms. Crawford is the only Executive Officer to whom this provision applies.
     Under the Company’s 2009 Executive Bonus Program, the Executive Officers are eligible to receive non-equity incentive compensation based on achievement of performance targets and such bonuses would be earned by Executive Officers following the completion of the 2009 annual audit. If the Merger closes prior to the conclusion of the Company’s annual audit, the bonuses will be paid out on the basis of the Company’s unaudited financial statements available at such time.
     The 2009 Bonus Program provides for cash payouts to Dr. Lehman, Mr. Winnekins, Dr. Reynolds, Mr. Griffin, Ms. Crawford, Mr. Gagne, Mr. Ellis, Mr. Hurt, and Ms. Meacham based on the Company achieving between 80% to 120% of budgeted revenue objectives and of budgeted earnings before interest, taxes, depreciation, amortization and stock-based compensation (EBITDA) objectives. Dr. Lehman is eligible to receive non-equity incentive compensation of between 1.8%

and 67.5% of his base salary, Mr. Winnekins, Dr. Reynolds, Mr. Griffin and Ms. Crawford are each eligible to receive non-equity incentive compensation of between 1.2% and 45% of their base salary, Mr. Gagne and Mr. Ellis are each eligible to receive non-equity incentive compensation of between 1% and 37.5% of their base salary, and Mr. Hurt and Ms. Meacham are each eligible to receive non-equity incentive compensation of between 0.88% and 33% of their base salary. No awards will be earned on financial objectives for which the Company achieves less than 80% of the planned revenue target and less than 80% of the planned EBITDA target.
     Under the 2009 Bonus Program, Mr. McConnell is eligible to receive non-equity incentive compensation of between 1.25% and 18.75% of his base salary based on the Company achieving between 80% and 120% of budgeted revenue objectives. Mr. McConnell is also eligible to receive non-equity incentive compensation of between 9.69% and 18.75% of his base salary based on achieving between 95% and 120% of new client 2009 annualized revenue objectives.
Quantitative Summary
     The table below sets forth, as of January 19, 2010, the last business day before the Company entered into the Merger Agreement, the amounts payable to each of the Executive Officers if the Executive Officers (1) tendered all of the Shares (other than unvested restricted stock) that the Executive Officers own, (2) received remuneration for the cash-out of unvested restricted stock at the time of the Merger, (3) received remuneration for the cash-out of stock options at the time of the Merger, (4) received remuneration for cash bonus awards under the Cash Incentive Plan and 2009 Executive Bonus Program at the time of the Merger, and (5) were terminated without cause at the time of the Merger in a way that entitled them to change of control payments described above.

			Accelerated vesting of		Cash-out of
	Tendered shares		restricted stock		stock options			Change in
			Number of				Cash	control or
	Number	Value of	shares of	Value of	Number	Value of	bonus	severance
	of shares	shares	restricted	restricted	of stock	stock	awards	payment
Current Executive Officers	owned	owned(1)	stock	stock(2)	options	options(2)	(3)	(4)	Total

Gregg O. Lehman, Ph.D.	31,667	$278,036	68,681	$603,019	162,500	$583,668	$196,816	$691,748	$2,353,287
John E. Griffin	—	$—	37,978	$333,447	25,000	$95,500	$84,007	$166,088	$679,042
Wesley W. Winnekins	59,048	$518,441	40,734	$357,645	77,250	$318,345	$77,178	$152,587	$1,424,196
Jeanne C. Crawford	15,175	$133,237	3,803	$33,390	63,750	$250,485	$226,225	$120,570	$763,907
David T. Hurt	15,000	$131,700	31,409	$275,771	33,750	$117,055	$38,419	$46,034	$608,979
Katherine M. Meacham	20,139	$176,820	32,254	$283,190	32,500	$107,125	$40,483	$48,508	$656,126
Brian J. Gagne	32,248	$283,137	32,254	$283,190	32,500	$107,125	$50,984	$80,636	$805,072
John F. Ellis	176,731	$1,551,698	32,254	$283,190	15,000	$48,000	$54,611	$57,581	$1,995,080
J. Mark McConnell	2,451	$21,520	6,667	$58,536	25,000	$157,504	$71,307	$115,000	$423,867
James O. Reynolds, M.D.	1,000	$8,780	37,978	$333,447	25,000	$95,500	$97,683	$193,125	$728,535

(1)	Based on the Offer Price of $8.78 per share. Amounts reflected do not take into consideration any reductions for applicable tax withholdings.

(2)	Based on the Offer Price of $8.78 per share and calculated as described above under “Treatment of Equity Awards.” Amounts reflected do not take into consideration any reductions for applicable tax withholdings.

(3)	Estimated as of January 19, 2010.

(4)	Reflects the value of payments due upon terminations in connection with a change of control to which each Executive Officer may be entitled under the terms of the applicable Employment Agreement. In the event the applicable Employment Agreement does not provide for such payment, this column reflects the value of the severance payment to which the Executive Officer may be entitled.
Interests of Non-Employee Directors
     The non-employee directors of the Board are as follows:

Name	Position

David F. Durenberger	Director
K. James Ehlen, M.D.	Director
Linda Hall Keller	Director
Wendy Lynch	Director
Robert J. Marzec	Director
John C. Penn	Director
Curtis M. Selquist	Director
Mark W. Sheffert	Director
Rodney A. Young	Director
Treatment of Equity Awards
     Any stock options or unvested restricted stock held by the non-employee directors will be treated in accordance with the Merger Agreement. The Merger Agreement provides that each stock option with respect to the Shares that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will be canceled and, in exchange therefor, the Surviving Corporation shall pay, and Parent shall cause the Surviving Corporation to pay, to each person who was holding such canceled option, an amount in cash (without interest and subject to deduction for any required withholding taxes) equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option and (ii) the number of Shares subject to such option. However, if the exercise price per Share under any such option is equal to or greater than the Merger Consideration, then such option shall be canceled without any cash payment being made in respect thereof. Any such payments will be made as soon as practicable following the effective time of the Merger.
     Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, all unvested restricted stock granted under the Company’s equity plans outstanding immediately prior to the effective time of the Merger, other than the Forfeited Restricted Stock, will vest and, along with all other vested restricted stock, will be treated in accordance with the treatment of Shares issued and outstanding at the effective time of the Merger. Each share of Forfeited Restricted Stock will be forfeited and cancelled and none of the holders thereof shall receive or be entitled to receive any consideration in connection therewith.
Quantitative Summary
     The table below sets forth, as of January 19, 2010, the last business day before the Company entered into the Merger Agreement, the amounts payable to each of the non-employee directors if the directors (1) tendered all of the Shares (other than unvested restricted stock) that the directors own, (2) received remuneration for the cash-out of unvested restricted stock at the time of the Merger, and (3) received remuneration for the cash-out of stock options at the time of the Merger.

			Accelerated vesting of		Cash-out of
	Tendered shares		restricted stock		stock options
			Number of
	Number of	Value of	shares of	Value of	Number of	Value of stock
Non-Employee Directors	shares owned	shares owned(1)	restricted stock	restricted stock(2)	stock options	options(2)	Total

David F. Durenberger	10,000	$87,800	—	$—	22,500	$91,900	$179,700
K. James Ehlen, M.D.	28,000	$245,840	—	$—	41,250	$185,925	$431,765
Linda Hall Keller	28,000	$245,840	—	$—	45,000	$197,857	$443,697
Wendy Lynch	—	$—	10,000	$87,800	7,500	$34,049	$121,849
Robert J. Marzec	27,500	$241,450	—	$—	37,500	$159,901	$401,351
John C. Penn	35,500	$311,690	—	$—	45,000	$197,857	$509,547
Curtis M. Selquist	15,000	$131,700	—	$—	22,500	$89,266	$220,966
Mark W. Sheffert	47,298	$415,276	—	$—	45,000	$197,857	$613,133
Rodney A. Young	28,000	$245,840	—	$—	45,000	$197,857	$443,697

(1)	Based on the Offer Price of $8.78 per Share. Amounts reflected do not take into consideration any reductions for applicable tax withholdings.

(2)	Based on the Offer Price of $8.78 per Share and calculated as described above under “Treatment of Equity Awards.” Amounts reflected do not take into consideration any reductions for applicable tax withholdings.
Indemnification
     Pursuant to the terms of the Merger Agreement, Parent has agreed to, and has agreed to cause the Surviving Corporation to:
•	indemnify and hold harmless each of the Company’s and its subsidiaries’ current and former officers, directors and employees, for six years following the effective time of the Merger, from certain liabilities and costs incurred in connection with actions arising out of the fact that he or she was an officer, director, employee or fiduciary of the Company or any of its subsidiaries prior to the effective time of the Merger;

•	maintain all indemnification and exculpation rights under the Company’s organizational documents and indemnification agreements for six years following the effective time of the Merger; and

•	either (i) maintain for six years following the effective time of the Merger, for the persons who, as of January 20, 2010 are covered by the Company’s and its subsidiaries’ directors and officers liability insurance policy, directors and officers’ liability insurance with terms and conditions at least as favorable as provided in the Company’s and its subsidiaries’ policies as of January 20, 2010 or (ii) obtain a “tail” insurance policy for the persons covered by the Company’s and its subsidiaries’ existing directors’ and officers’ insurance policies covering a period of at least six years following the effective time of the Merger with annual premiums not in excess of 200% of the annual premium for the directors’ and officers’ insurance policies for the Company’s and its subsidiaries’ current fiscal year.
     The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit (e)(1), and is incorporated herein by reference.

Representation on the Company’s Board of Directors
     The Merger Agreement provides that, after Purchaser has caused payment to be made for Shares pursuant to the Offer representing at least such number of Shares as will satisfy the Minimum Condition (the “Election Time”) by depositing such amount with the Depositary and Paying Agent, Parent will be entitled to elect or designate the number of directors on the Company’s Board of Directors (the “Company Board”), rounded up to the next whole number, as is equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and their affiliates (including Shares so accepted for payment pursuant to the Offer and any Top-Up Shares (as defined in Item 8 below)) bears to the total number of Shares then outstanding (disregarding any outstanding Company stock options or warrants or other rights to acquire Shares). Upon Parent’s request, the Company is required to promptly (and in any event no later than one business day after such request by Parent) (i) take all such actions as are necessary or desirable to appoint to the Company Board the individuals so designated by Parent, including promptly filling vacancies or newly created directorships on the Company Board, promptly increasing the size of the Company Board (including by action of the Company Board and by the amendment of the bylaws of the Company, if necessary) and/or promptly seeking the resignations of such number of incumbent directors as is necessary or desirable to enable Parent’s designees to be elected to the Company Board and (ii) cause Parent’s designees to be elected to the Company Board. The Company is also required, upon Parent’s request at any time after the Election Time, to use reasonable best efforts to cause persons elected or designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company Board of (A) each committee of the Company Board (including, without limitation, the audit committee), (B) the board of directors of each subsidiary of the Company and (C) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law. In connection with the foregoing, the Company will furnish to its shareholders and file with the SEC an Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder at least ten days prior to the Acceptance Time.
     The Merger Agreement provides that the Company will use its reasonable best efforts to ensure that at least three of the members of the Board as of January 20, 2010, who are independent (the “Independent Directors”) for purposes of Rule 10A-3 under the Exchange Act and the rules of the NYSE Amex, and are eligible to serve on the Company’s audit committee under the rules of the Exchange Act and the NYSE Amex, and at least one of whom is an “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K, remain on the Board until the Merger has been consummated. The Board has selected Mark W. Sheffert, Robert J. Marzec and John C. Penn as the Independent Directors, and they have agreed to so act. If there are fewer than three Independent Directors on the Board for any reason, the Board will cause a person designated by the remaining Independent Directors that meets the above requirements to fill such vacancy, and the person so designated will be deemed an Independent Director for all purposes of the Merger Agreement.
     The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.
Item 4. The Solicitation or Recommendation.
     At a meeting held on January 20, 2010, the Board and a special committee of disinterested directors of the Board (the “Special Committee”) each unanimously (i) determined and declared that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its shareholders; (ii) adopted and approved the Merger Agreement and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared the advisability of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (iii) recommended that the Company’s shareholders tender their shares of common stock in the Offer.
THE COMPANY’S BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS
ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Background of the Offer
          The following chronology summarizes the key meetings, conversations and events that led to the signing of the Merger Agreement. This chronology covers only key events leading up to the Merger Agreement and does not purport to catalogue every conversation between representatives of Purchaser, Parent, Ultimate Parent, the Company and other parties. For purposes of this section, references to “Trustmark,” unless otherwise specified, are to Ultimate Parent, Parent, Purchaser and each of their respective employees and representatives. Section 10 of the Offer to Purchase contains Trustmark’s description of the key meetings, conversations and events involving Trustmark and its representatives that led to the signing of the Merger Agreement.
          During recent years, the Company’s strategic plan has been to utilize its nation-wide platform of on-site fitness center management services to leverage the Company’s expansion into the fast-growing market for health management services. During this period it has been the business judgment of the Company’s Board of Directors that the best means to enhance shareholder value is for the Company’s management (“Management”) to concentrate on the successful implementation of this strategic plan. On occasion since 2006 the Company has received unsolicited inquiries about its interest in being acquired, but the Board of Directors reiterated in each such case that the Company was not for sale and would not be sold absent an offer so compelling as to preempt any need to auction the Company in a public sale process. It has been the business judgment of the Board of Directors that any such public auction process would risk jeopardizing the stability of the Company’s customer base and would distract Management from its continued successful implementation of the strategic plan. The Board of Directors determined in its business judgment that none of these unsolicited inquiries was likely to lead to such a compelling offer.
          In June 2009, a company with which the Company has an important business relationship and with which the Company was discussing an expansion of this relationship (“Party A”) indicated to Management that in the near future Party A may desire to open discussions about the possible acquisition of the Company. Management informed Party A that the Company’s Board of Directors had specifically determined that the Company was not for sale and that any indication of interest to open acquisition discussions would need to go through proper processes with the Company’s Finance Committee (which consists of independent directors Mark Sheffert, Robert Marzec and John Penn) and the Board of Directors. Party A continued to indicate its interest in exploring the potential acquisition. The Company and Party A executed a confidentiality agreement on June 18, 2009 in connection with their discussions to expand their business relationship, and portions of the confidential information to which Party A was given access for this limited purpose also would have been useful to Party A in determining whether to seek to open such acquisition discussions. Since this time, representatives of Management have continued to meet with representatives of Party A regarding expansion of their business relationship under the terms of this confidentiality agreement.
          Management informed the Company’s Board of Directors about Party A’s interest in acquisition discussions at a regular Board meeting held on August 6, 2009. A representative of Fredrikson & Byron, P.A. (“Fredrikson”), the Company’s outside legal counsel, reviewed with the Board the fiduciary duties of directors in connection with such unsolicited indications of interest. Fredrikson reviewed these matters with the Board and the Finance Committee at all of their subsequent meetings described below. At the August 6 meeting, the Board reaffirmed that the Company was not for sale, that Management should continue to successfully pursue the strategic plan, and that being “put in play” could risk damaging the Company’s customer relationships and on-going business opportunities. The Board therefore reiterated that it would not consider any offer unless it was sufficiently preemptive to avoid having to take the Company to a public auction process. The Board authorized Management to continue to provide due diligence information to Party A in the context of the regular business discussions with Party A concerning expansion of their relationship.
          At a special Board meeting held on September 17, 2009, Management informed the Board that Party A had informed Management that it expected to submit an indication of interest to acquire the Company.
          On October 2, 2009, another company with which the Company had held strategic discussions in the past (“Party B”), contacted Gregg Lehman, the Company’s President and Chief Executive Officer. On October 20, 2009, a representative of Party B met with Mr. Lehman and Wes Winnekins, the Company’s Chief Financial Officer, at the Company’s offices and expressed an interest in potentially acquiring the Company. Management informed Party B that the Company’s Board of Directors had specifically determined that the Company was not for sale and that the Board therefore would not consider any proposal that was not sufficiently compelling to avoid having to take the Company to a public auction process. On October 23, 2009, the Company and Party B executed a confidentiality agreement in order for Party B to conduct limited due diligence. Following this time, representatives of the Company Management held periodic discussions with Party B, and Party B began to conduct due diligence.
          On September 22, 2009, representatives of Trustmark contacted an investment banker from Greene Holcomb & Fisher LLC (“GHF”), which they understood had represented the Company in the past, to set up an introductory conference call to discuss Trustmark’s interest in pursuing acquisitions in the health improvement and management areas. On October 8, 2009, representatives of Trustmark had a conference call with the same investment banker to discuss companies that might be of interest to Trustmark, including the Company. Subsequent to that call, Trustmark asked the banker to inquire of the Company whether the Company had an interest in evaluating a potential transaction with Trustmark. This inquiry resulted in a request by the Company that Trustmark enter into a confidentiality agreement prior to any discussions between the parties.
          On November 5, 2009, the Company’s Board of Directors held a regular meeting and discussed the status of the interests from Trustmark, Party A and Party B. The Board reaffirmed its position that the Company was not for sale but authorized Management to continue these discussions on a limited basis in an effort to determine the likelihood that any of such discussions would result in a preemptive offer and to keep the Finance Committee of the Board informed of the process.
          Following this meeting, Party A and Party B continued to perform due diligence on the Company and engage in discussions with Management.
          On November 9, 2009, the Company and Trustmark entered into a Confidentiality, Non-Disclosure and Non-Solicitation Agreement. On the same day and the following day, conference calls were held between executives of Trustmark and the Company to discuss Trustmark’s preliminary interest in a potential transaction and the scope of initial due diligence that Trustmark desired. Management informed Trustmark that the Company’s Board of Directors had specifically determined that the Company was not for sale and that the Board therefore would not consider any proposal that was not sufficiently compelling to avoid having to take the Company to a public auction process.
          From November 9, 2009 through November 24, 2009, Trustmark conducted preliminary due diligence on the Company, which included (i) certain management presentations regarding the parties’ respective businesses, (ii) a meeting held at the Company’s office on November 17, 2009 and attended by certain executives of Trustmark and the Company and (iii) access to an electronic data room created by the Company.

          On November 13, 2009, Party A submitted an unsolicited non-binding preliminary indication of interest to acquire the Company for cash based on an enterprise value of between $77 million and $84 million, based upon certain financial assumptions regarding the Company and subject to adjustment following due diligence. This proposal was conditioned upon securing suitable agreements with third party service providers to offer employment to the Company’s approximately 2,300 part-time employees, none of whom Party A would permit to continue employment with the Company following the closing of the proposed transaction; completion of due diligence; agreement on other employee-related issues; receipt of required government and corporate approvals; and execution of a definitive agreement. Party A’s proposal did not propose an exclusivity arrangement or timeframe to complete a transaction. It was clear from information already known to the Company that Party A could consummate such proposed transaction from Party A’s own internal cash resources.
          On November 19, 2009, Party B submitted an unsolicited non-binding preliminary indication of interest to acquire the Company for cash based on an enterprise value of between $72.5 million and $82.5 million, based on certain financial assumptions about the Company. This indication of interest was conditioned upon the Company entering into an exclusivity arrangement with Party B, completion of Party B’s due diligence to submit a definitive letter of intent, which Party B estimated would take several weeks. Party B indicated that it would finance the potential acquisition through existing capital, with the potential to also use a limited amount of debt financing and that it would consider roll-over of equity ownership held by Management.
          Management had communicated to Trustmark that, if Trustmark desired to make a proposal to acquire the Company, it should do so by November 24, 2009, which the Company believed was important in light of the indications of interest from Party A and Party B and in order to limit the potential distraction to Management that continued discussions with Trustmark could present if they continued for an extended period of time. Management subsequently informed Trustmark that the Company’s Finance Committee was planning to meet on November 20, 2009, and that any information Trustmark could provide before that meeting would be helpful to the Finance Committee. On November 20, 2009, representatives of Trustmark verbally communicated to the Company a preliminary non-binding indication of interest in exploring a potential purchase of the Company for cash at a total equity valuation of $90 million.
          On November 20, 2009, the Company’s Finance Committee met to discuss these unsolicited indications of interest. The Finance Committee determined that, while the Board had decided that the Company was not for sale and would not be subjected to a public auction process, these unsolicited indications of interest were sufficiently intriguing that the Finance Committee should undertake a deliberative process to determine whether further discussions with these parties might result in a compelling offer sufficiently preemptive to foreclose the need for such a public auction. The Finance Committee also decided to retain an investment bank to assist with this evaluative process.
          On November 20, 2009, Trustmark engaged Sidley Austin LLP (“Sidley Austin”) to serve as its legal counsel in connection with the acquisition and to assist on acquisition-related matters, including due diligence.
          The Company executed an engagement letter dated November 20, 2009 with GHF, which had provided financial advisory services to the Company in the past and was familiar with the Company and its business, to act as the Company’s financial advisor in connection with the three unsolicited cash offers.
          On November 24, 2009, Trustmark sent a preliminary non-binding indication of interest letter to the Company confirming its interest in exploring a potential purchase of the Company for cash at an equity value of $90 million. Trustmark proposed the deal structure reflected by the Offer and the Merger, indicated that it had existing cash resources sufficient to pay the proposed acquisition price, and expected to complete due diligence within 45 to 60 days. This proposal was conditioned upon the completion of due diligence, negotiation of a definitive agreement, and receipt of appropriate governmental and corporate approvals. Trustmark also proposed that its due diligence would be conducted on an exclusive basis.
          During November 2009 and through December 15, 2009, Party A, Party B and Trustmark conducted additional due diligence on the Company.
          On December 2, 2009, the Company’s Finance Committee held a meeting. GHF discussed with the Finance Committee an analysis and comparison of the three indications of interest received by the Company. The Finance Committee determined that the indications of interest were sufficiently intriguing to continue the deliberative process undertaken by the Finance Committee to determine whether further discussions with these companies might result in an offer so compelling that the Board could consider such offer without conducting a public auction. The Finance Committee authorized GHF to request that the three parties provide revised indications of interest prior to the next regularly-scheduled Board meeting on December 16, 2009.
          On December 7, 2009, Trustmark engaged JMP Securities LLC (“JMP”) to serve as its financial advisor in connection with its potential acquisition of the Company.
          Between December 2, 2009 and December 15, 2009, representatives of GHF and Management held discussions with representatives from Party A, Party B and Trustmark with respect to their indications of interest, due diligence issues, transaction terms and conditions, and valuation of the Company. The parties were each asked to provide revised indications of interest no later than December 15, 2009, as the Company Board had a regular meeting scheduled for December 16, 2009. In addition, the Company and GHF informed Party A, Party B and Trustmark that the Company’s Finance Committee had again reiterated that no proposal would be considered unless it was so compelling that the Board could consider such offer without conducting a public auction. The parties were informed that no exclusive due diligence period would be considered unless its proposal met this threshold.
          On December 15, 2009, Party A sent a revised non-binding indication of interest letter to acquire the Company for cash based on an enterprise value of $89 million, which GHF determined to be equivalent to a total equity value of approximately $94.5 million when adjusted to reflect certain financial assumptions contained in the letter, subject to adjustment following due diligence. This indication of interest included the same conditions as Party A’s proposal on November 13, 2009, including the requirement to secure agreements with third party service providers to employ the Company’s part-time employees. The letter did not suggest a timeline for concluding the proposed transaction.
          On December 15, 2009, Party B sent a revised non-binding indication of interest letter to acquire the Company for cash consideration of $7.87 per share, which Party B subsequently corrected to $7.99 per share, reflecting an enterprise value of approximately $82 million, which GHF determined to be equivalent to a total equity value of approximately $87.5 million when adjusted to reflect certain financial assumptions contained in the letter. This indication of interest included the same conditions as Party B’s proposal on November 19, 2009. The letter did not suggest a timeline for concluding the proposed transaction.
          On December 15, 2009, Trustmark sent a letter to the Company setting forth its revised non-binding indication of interest in exploring a potential purchase of the Company for cash at a preliminary equity value of $95 million, with the proposal set to expire at 5:00 p.m. (Central time) on Thursday, December 17, 2009. This proposal included the same terms and conditions (other than price) as Trustmark’s proposal of November 24, 2009, except that Trustmark indicated it would be prepared to complete due diligence and negotiation of a definitive agreement within 15 business days. Trustmark also included a proposed no-shop agreement in the form described below that Trustmark asked the Company to execute.
          On December 15, 2009, the Company’s Finance Committee held a meeting to discuss the three revised indications of interest. GHF presented the Finance Committee an analysis and comparison of the three revised indications of interest. GHF’s analysis indicated that the revised indication of interest from Party A implied a per share price of $8.57, representing a 25.1% premium over the then current share price, that the revised indication of interest from Party B implied a per share price of $7.99 per share, representing a 16.6% premium over the then current share price, and the revised indication of interest from Trustmark implied a per share price of $8.61, representing a 25.7% premium over the then current share price. The Finance Committee also discussed and compared the conditions and other aspects of the revised indications of interest. The Finance Committee discussed Party A’s requirement that all of the Company’s part-time employees be transferred to a third party as a potential complication to completing a transaction, as the timing of reaching such an arrangement would be uncertain and would require simultaneously negotiating a transaction with additional parties, which would complicate the negotiations and increase the risk of the negotiations becoming known to employees, customers and the marketplace, which would be disruptive to employees and customers and would be detrimental to the Company and any negotiations regarding a potential sale. The Finance Committee concluded that the per share price implied by the revised indication of interest from Party B was not compelling and would not warrant further discussion without substantial increase, but that the per share prices implied by the revised indications of interest from Party A and Trustmark were sufficiently compelling to preempt any need for a public auction. The Finance Committee therefore determined that the letters submitted by Party A and Trustmark could be considered by the Company’s Board of Directors without compromising the Board’s continued position that the Company was not for sale and would not be subjected to a public auction.
          On December 16, 2009, the Company’s Board held a regular meeting. The Finance Committee presented an update of the three unsolicited indications of interest, and GHF presented the same financial analysis it discussed with the Finance Committee. The Board concluded that the indications of interest from Party A and Trustmark merited further exploration and authorized GHF to contact these parties, as well as Party B to determine whether they would raise their offers further in order to more clearly distinguish one party’s offer as the most compelling, and, in the case of Party A, whether it would be willing to remove its condition regarding transfer of the Company’s part-time employees, which the Board believed would provide significant uncertainty in completing a transaction and would also cause a disruption to the Company’s employees and customers. The Board noted that Trustmark proposed a very short timeframe to reach a definitive agreement and complete a transaction, which would limit the disruption such a process would cause to the Company’s business and the diversion of Management time, while Party A provided no timeframe.
          On December 16 and 17, 2009, GHF and Management held additional discussions with representatives from Party A, Party B and Trustmark. In these conversations, Party A, Party B and Trustmark were all urged to increase their proposed valuations, and Party A was urged to remove its condition regarding transfer of the Company’s part-time employees, in order for the Board to make a determination of the most compelling offer and the one party with which it would authorize further discussions.
          On December 16, 2009, Trustmark sent a letter to the Company setting forth a revised non-binding indication of interest in exploring a potential purchase of the Company at a preliminary equity value of $95.5 million, with the proposal set to expire at 8:00 p.m. (Central time) the same day. This proposal reiterated the same terms, conditions and timeframe as Trustmark’s proposal of December 15, 2009 (other than price). Later that day, following a discussion with Management in which Management indicated that the Company’s Board of Directors would not be able to meet until the next day, Trustmark sent another letter to the Company extending the expiration of the proposal to 5:00 p.m. (Central time) on Thursday, December 17, 2009. On that same day, Party B indicated that it would make no further proposals, and Party A informed the Company that it would not change either the price or the part-time employee condition in its revised indication of interest.
          Following additional discussions with Management and GHF in which Trustmark was urged to further increase its proposed valuation in order to distinguish itself from other bidders, on December 17, 2009, Trustmark sent a letter to the Company setting forth a revised non-binding indication of interest in exploring a potential purchase of the Company at a preliminary equity value of $97 million, with the proposal set to expire at 3:00 p.m. (Central time) the same day. This proposal reiterated the same terms, conditions and timeframe as Trustmark’s proposal of December 15, 2009 (other than price).
          On December 17, 2009, the Company’s Board of Directors held a telephonic meeting to discuss the developments since the prior day’s meeting. Based on Trustmark’s revised indication of interest, the Board authorized Management to enter into an exclusivity agreement with Trustmark to determine whether the parties could reach a definitive agreement that could be presented to the Board for consideration. The Board reaffirmed that the Company’s on-going business relationship with Party A remained very important to the Company, that Management should continue to work with Party A to assure it of the Company’s commitment to the existing business relationship with Party A and to achieve an expansion of this relationship despite the decision to pursue acquisition discussions with Trustmark. The Board also reaffirmed its determination that the Company was not for sale and that the indication of interest from Trustmark would be pursued only because the proposal implied a compelling value that would not require a public auction, as well as the possibility of an expedited consummation of the proposed transaction.
          Following this meeting, the Company advised Trustmark of its interest in continuing to explore the potential transaction. The Company executed a letter agreement with Parent (the “No-Shop Agreement”), as requested by Trustmark, which provided, among other things, that the Company and its representatives would not, until 11:59 p.m. on January 12, 2010, directly or indirectly, solicit any acquisition proposal, participate or engage in discussions or negotiations regarding any acquisition proposal or inquiry that could lead to an acquisition proposal, or accept any acquisition proposal. The No-Shop Agreement also required the Company to inform Parent of the terms of any acquisition proposal, or any inquiry or offer that could lead to an acquisition proposal, that the Company received.
          On December 17, 2009, in response to a telephonic inquiry by a representative of Party A, GHF informed Party A on behalf of the Company that the Company had not accepted Party A’s indication of interest and that it would cease any further discussions with Party A with respect to an acquisition of the Company by Party A.
          From December 18, 2009 through January 20, 2010, Trustmark conducted further due diligence on the Company.
          On December 20, 2009, Sidley Austin sent a draft Agreement and Plan of Merger (the “Draft Merger Agreement”) to Fredrikson. From December 20, 2009 through January 20, 2010, Sidley Austin and Fredrikson exchanged comments on, and revised drafts of, the Draft Merger Agreement and, in consultation with Trustmark and the Company and their financial advisors, engaged in negotiations and discussions regarding the provisions of the Draft Merger Agreement.
          On December 22, 2009, Party A informed GHF that it was considering submission of a revised indication of interest and that Party A was trying to determine if it could remove the condition regarding transfer of part-time employees to a third party provider. Party A further advised GHF that Party A would not attempt to acquire the Company under the “fiduciary out” clause customarily contained in merger agreements once a transaction is publicly announced. Pursuant to the terms of the No-Shop Agreement, GHF informed Party A that the Company could not respond to such inquiry at such time. On December 22, 2009, GHF informed JMP that the Company had received this inquiry from Party A.
          On December 22, 2009, following a conversation with JMP, GHF informed the Company that Trustmark desired to extend the No Shop Agreement beyond January 12, 2010, because it appeared that the information desired by Trustmark in order to enter into a definitive agreement by such date would not be forthcoming in time to meet this deadline. The Company instructed GHF to inform Trustmark that the Company could not extend the deadline because the Company’s Board felt it had a fiduciary duty to consider Party A’s unsolicited indication of Party A’s renewed interest in acquiring the Company and that Party A was attempting to remove a condition that the Company felt was problematic.
          The contract governing the existing business relationship between Party A and the Company contained an expiration date of December 31, 2009. Prior to this time the Company and Party A were in discussions concerning renewal of this contract. On December 23, 2009, Party A informed the Company that Party A had experienced personnel changes that made it necessary to defer its decision on renewal of the contract until the end of January. Discussions between representatives of Party A and the Company with respect to this contract and the expansion of their business relationship continued throughout the negotiations and discussions between the Company and Trustmark.
          On January 5, 2010, Mr. Lehman was informed by Party A that Party A remained interested in acquiring the Company and that Party A may be in a position to submit a new indication of interest at a higher price and without the condition requiring transfer of the Company’s part-time employees to a third party service provider. Pursuant to the terms of the No-Shop Agreement, Mr. Lehman informed Party A that the Company was unable to respond to such inquiry at that time. On January 6, 2010, GHF informed JMP that the Company had received this inquiry from Party A.
          At meetings on January 5, 2010 and January 6, 2010, the Company’s Finance Committee discussed the status of the negotiations with Trustmark, the possibility that Party A could submit an offer without the part-time employee transfer condition, and the status of discussions concerning renewal of the Company’s business contract with Party A.
          On January 8, 2010, representatives from Sidley Austin, Trustmark, Fredrikson, the Company, JMP and GHF attended a meeting in Chicago to further discuss the Draft Merger Agreement and the possibility of extending the expiration date of the No Shop Agreement. Representatives from the Company, Fredrikson and GHF had discussions with the Company’s Finance Committee during this meeting. The Company believed that it was important to keep Trustmark engaged in discussions with the Company even while the Company had discussions with Party A following the expiration of the No Shop Agreement, but Trustmark had concerns that it would expend a significant amount of time and resources without the protection of the No Shop Agreement, particularly since at that time it did not believe it would be in a position to complete its due diligence until the week of January 18, 2010. The parties discussed the possibility of extending the expiration date of the No Shop Agreement, except that the Company would have the ability to engage in discussions with Party A, with the Company agreeing to Trustmark’s request to reimburse Trustmark’s expenses in the event the Company entered into a definitive agreement with another party under certain circumstances. The parties also expressed the desire to resolve the significant outstanding issues on the Draft Merger Agreement prior to the expiration of the No Shop Agreement.
          Between January 8, 2010 and January 12, 2010, the parties exchanged and negotiated drafts of an extension of the No Shop Agreement and negotiated the remaining significant issues on the Draft Merger Agreement. With respect to the Draft Merger Agreement, Trustmark agreed to lower the proposed termination fee contained in the Draft Merger Agreement from 4.5% to 3.5% of the aggregate equity value, in response to the Company’s concerns about the amount of the termination fee. In addition, the parties negotiated a more customary “material adverse effect” standard that the Company believed would give it more certainty that a transaction could close, as opposed to the “material adverse effect” definition originally proposed by Trustmark. The parties also negotiated other terms of the Draft Merger Agreement. As a result of these negotiations, the Company believed it had minimized the closing risks of a proposed transaction compared to the original Draft Merger Agreement, and the Draft Merger Agreement was in a substantially final form, subject to completion of Trustmark’s due diligence, resolution of remaining minor issues on the Draft Merger Agreement, and approval of each party’s Board of Directors.
          On January 11, 2010, the Company’s Board of Directors held a telephonic meeting to discuss the status of the discussions with Trustmark and the inquiries from Party A and concluded that its fiduciary duties compelled it to engage in discussions with Party A upon expiration of the No Shop Agreement with Trustmark in order to determine whether Party A would make a proposal superior to that of Trustmark and without the part-time employee transfer condition.
          On January 12, 2010, Parent and the Company executed an amendment to the No-Shop Agreement, which provided that the Company and its representatives would not, until 11:59 p.m. on January 20, 2010, directly or indirectly, solicit any inquiries or the making or submission of any acquisition proposal. The amendment did not apply to Party A, except that the Company agreed to promptly advise Parent orally or in writing concerning any price proposal received by Party A, and except for the expense reimbursement provision described below. In addition, the amendment provided that under certain circumstances if on or prior to May 20, 2010, the Company entered into a definitive agreement with respect to, or consummated, an alternative acquisition agreement, the Company would be required to reimburse Trustmark’s expenses incurred in connection with Trustmark’s consideration of a possible acquisition transaction with the Company, up to $1,940,000.
          On January 13, 2010, representatives from the Company and GHF contacted Party A and informed Party A that they could again have discussions with Party A regarding its interest in the Company, which recommenced that same day. In these discussions, the Company and GHF indicated to Party A the difficulties with the part-time employee transfer condition and the desire to eliminate that condition, the necessity of improving Party A’s proposed price, and the need to move quickly to a definitive agreement. The Company also requested that Party A renew the business contract with the Company in the event that that the Company and Party A entered into an exclusivity agreement but acquisition discussions were subsequently terminated without resulting in a definitive agreement being entered into between the Company and Party A. Party A was informed that the Company expected a final commitment from Trustmark by January 20, 2010, and that Party A therefore would need to submit its revised indication of interest by that date.
          On January 18, 2010, Management participated with Party A in discussions with prospective third party employers for the Company’s part-time employees upon consummation of a transaction between Party A and the Company.
          On January 20, 2010, Party A submitted a revised non-binding indication of interest to the Company to acquire the Company for a total equity value of $101 million, based upon certain financial assumptions about the Company and subject to adjustment following due diligence. As with Party A’s prior indications of interest, this proposal was conditioned upon securing suitable agreements with third party service providers to transfer the Company’s part-time employees to these providers; completion of due diligence; agreement on other employee-related issues; and receipt of required government and corporate approvals. Party A’s letter proposed a 45-day exclusivity arrangement, but Party A declined to complete renewal of the business contract should a definitive acquisition agreement not be completed by the end of such exclusivity period, instead indicating that it would commit to a one-year renewal if the

Company and Party A entered into a definitive acquisition agreement that was subsequently terminated. On January 20, 2010, GHF informed JMP that the Company had received this revised indication of interest and the price set forth in such indication.
          On January 20, 2010, at a special meeting, Trustmark’s Board of Directors approved and adopted the Merger Agreement. Following this meeting, a representative of Trustmark informed Mr. Lehman that Trustmark’s Board had approved a transaction on the same financial terms proposed by Trustmark on December 17, 2009 and under a Merger Agreement on the terms and conditions negotiated between the Company and Trustmark in the prior weeks. On the same day, Trustmark communicated to the Company and GHF that it received approval from the Illinois Department of Insurance of the transactions contemplated by the Merger Agreement, removing additional uncertainty toward reaching a closing with Trustmark.
          On January 20, 2010, the Company’s Board of Directors, Special Committee and Compensation/Human Capital Committee held a joint meeting. At this meeting, the directors received an update of the discussions, negotiations and acquisition proposals from Party A and Trustmark. With respect to Party A, the directors acknowledged the important business relationship that the Company has with Party A, but Party A’s proposal continued to include the condition that all of the Company’s part-time employees would be transferred to a third party service provider. While Management expressed confidence that such an arrangement could be worked out based on its discussions on January 18, 2010 referred to above, it was recognized that such an arrangement was not assured, would likely cause employee morale issues and adverse reactions from the Company’s customers, and would prolong the process of reaching a definitive agreement with Party A. The directors believed that this process would further disrupt the Company’s Management and operations and, because of the protracted time period, there was a high likelihood of the negotiations becoming known to employees, customers and the marketplace, which would be disruptive to employees and customers and would be detrimental to the Company and any negotiations regarding a potential sale. Furthermore, there would no assurance of reaching a definitive agreement on the terms and conditions proposed by Party A, or at all. In addition, while the revised price proposed by Party A was higher than the price offered by Trustmark, this price was subject to adjustments during the course of due diligence and negotiation and was not guaranteed by Party A. For example, Management believed that the financial arrangements to be negotiated between the Company and third party service providers with respect to the part-time employees could potentially result in decreased margins and, consequently, less favorable pro forma financial results for the Company in the future, which Management feared could result in Party A reducing its valuation of the Company in a potential acquisition. With respect to Trustmark’s proposal, the directors recognized that Trustmark reaffirmed its price of $97 million for the Company and was prepared to immediately enter into the Merger Agreement, which contained substantial certainty of closing. The Board discussed the positive and negative factors involved in accepting Trustmark’s proposal instead of Party A’s proposal in light of the historical and ongoing business relationship with Party A. GHF reviewed with the directors its financial analysis of the Offer Price and delivered its opinion to the effect that, as of that date and based on and subject to the matters described in the opinion, the Offer Price to be received by the holders of Company common stock was fair, from a financial point of view, to such holders. After discussion, the Special Committee and the Board of Directors each voted unanimously to approve and adopt the Merger Agreement and to recommend that Company shareholders tender their shares in the Offer and vote to approve and adopt the Merger Agreement. In addition, the Compensation/Human Capital Committee approved all employee agreements, plans and arrangements pursuant to which consideration is payable to any officer, employee or director of the Company, including, without limitation, the compensation-related provisions of the Merger Agreement.
          Following the meeting, the Company and Trustmark executed the Merger Agreement.

          On the morning of January 21, 2010, the Company and Trustmark announced the execution of the Merger Agreement.
Reasons for the Recommendation of the Offer and the Merger
          In evaluating the Offer, the Merger and the Merger Agreement, the Company’s Board and Special Committee consulted with the Company’s Management, legal counsel and financial advisor. In reaching their decision that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, the Company’s shareholders, and in reaching their recommendation that shareholders tender their Shares in the Offer and, if applicable, vote in favor of the Merger, the Board and the Special Committee considered a number of reasons, including the following material reasons, that the Board and the Special Committee viewed as supporting their recommendation.
•	The regular evaluation of strategic alternatives by the Company’s Board of Directors and the Board’s familiarity with the Company’s business, operations, financial condition, competitive position, business strategy and prospects, and general industry, economic and market conditions, including the inherent risks and uncertainties in the Company’s business and the significant strengths represented by the Company’s employees, services, reputation and customer relationships, in each case on a historical, current and prospective basis.

•	The challenges and risks that the Company has faced, and would likely continue to face, if it remained an independent company, including, among others, the anticipated entry into the Company’s market of significantly larger competitors, cancellations of contracts by the Company’s customers, risks involved in growing the Company’s business, pricing competition, the uncertainty of healthcare reform, and general economic conditions.

•	The fact that the Offer represents a premium of 19.8% over the closing price of the Company’s Common Stock on January 19, 2010, the last trading day before the Board’s approval of the Offer; a premium of approximately 20.6% over the closing price on January 12, 2010, the date one week prior to January 19, 2010; and a premium of approximately 27.8% over the closing price on December 22, 2009, the date four weeks prior to January 19, 2010.

•	The Board’s determination that the substantial immediate premium offered by Trustmark was preferable to Company shareholders as compared to a speculative return in the uncertain event that the Company’s share price would rise above $8.78 sometime in the future.

•	The January 20, 2010, opinion of GHF that, as of that date and based upon and subject to the various considerations described in its opinion, the consideration to be received by the holders of the Company’s common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of GHF’s opinion, setting forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by GHF, is attached as Annex B to this Statement and is incorporated by reference. Shareholders are encouraged to read the GHF opinion in its entirety.

•	The fact that GHF, a qualified and independent financial advisor, assisted the Board of Directors in its process of evaluating the transactions contemplated by the Merger Agreement.

•	The results of the discussions by the Company and GHF with Party A and Party B, which discussions did not result in a binding acquisition proposal or a proposal with closing conditions as likely to be achieved as those contained in the Merger Agreement.

•	The determination of the Board of Directors that the non-binding proposal from Party A was not assured of resulting in a definitive agreement in a short time period, or at all, with the same certainty of closing contained in the Merger Agreement, even though Party A had indicated a higher proposed price than Trustmark.

•	The process conducted by the Company and the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent company), the range of possible benefits to the Company’s shareholders of such alternatives relative to the Company’s prospects as an independent company, and the timing and likelihood of accomplishing the goal of any such alternatives.

•	The judgment of the Board of Directors that Trustmark’s offer was the best available alternative to the Company’s shareholders.

•	The Offer and the Merger provide for a prompt cash tender offer to be followed as soon as practicable by a merger for the same per-share cash payment, and the limited conditions to closing these transactions, thereby enabling the Company’s shareholders to obtain the benefits of these transactions at the earliest possible time.

•	The fact that the cash consideration in the Offer and the Merger, although taxable, provides certainty of value.

•	The statements by the Company’s executive officers that they intend to tender shares owned by them into the Offer.

•	The Board’s ability, under the “fiduciary out” provisions of the Merger Agreement, to consider an unsolicited superior offer and, in certain circumstances, to terminate the Merger Agreement to accept such an offer upon payment of a reasonable termination fee.

•	The fact that Trustmark has the liquid funds required to complete the Offer and the Merger, and the lack of any financing contingency in the Merger Agreement.

•	The Board’s determination that the conditions to Purchaser’s obligation to consummate the Offer and the Merger were customary and not unduly onerous.
          The items listed above contain the material factors considered by the Company’s Board and Special Committee. In view of the wide variety of factors considered in connection with its evaluation of the transactions contemplated by the Merger Agreement, the Board and the Special Committee did not find it practicable to, and did not quantify or assign any relative of specific weights to the items listed above. Individual directors may have viewed different factors to be more significant than others. The Board and the Special Committee considered all of these factors as a whole and concluded overall that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of the Company’s shareholders.

Intent to Tender
     After reasonable inquiry and to the best knowledge of the Company, the directors and Executive Officers of the Company who own Shares intend to tender in the Offer all such Shares that each person owns of record or beneficially. See Item 3 for a discussion of the treatment of common stock held by such persons at the time of the Merger and the treatment of outstanding stock options and unvested restricted stock held by such persons in connection with the Merger.
Opinion of Greene Holcomb & Fisher LLC
     At the January 20, 2010 meeting of the Company’s Board of Directors, GHF delivered to the Board its preliminary oral opinion, which opinion was confirmed in writing on January 20, 2010, to the effect that, as of January 20, 2010, and based upon and subject to the qualifications and conditions set forth in the written opinion, the consideration of $8.78 in cash per Share was fair, from a financial point of view, to holders of the Shares.
     The full text of GHF’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by GHF, is attached to this Statement as Annex A. The summary of the GHF opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Company shareholders are encouraged to read the GHF opinion in its entirety. In reading the summary of the GHF opinion set forth below, Company shareholders should be aware that the opinion:
•	was provided to the Board for its benefit and use in connection with its consideration as to whether the consideration of $8.78 in cash for each Share, was fair, from a financial point of view, to such holders;

•	did not constitute a recommendation to the Board as to how to vote in connection with its consideration of the Merger Agreement or any holder of Shares as to whether to tender any Shares pursuant to the Offer or how to vote in connection with the Merger;

•	did not address the Company’s underlying business decision to pursue the transactions contemplated by the Merger Agreement (collectively, the “Transaction”), the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage;

•	did not express an opinion regarding the fairness of the amount or nature of the compensation that is being paid in the Transaction to any of the Company’s officers, directors or employees, or class of such persons, relative to the consideration that is being paid to the public shareholders of the Company; and

•	did not express any opinion as to the price or range of prices at which the Shares might trade subsequent to the announcement of the Transaction.

In arriving at its opinion, GHF, among other things:
•	reviewed the draft of the Merger Agreement dated January 19, 2010;

•	reviewed the Company’s audited financial statements on Form 10-K for the fiscal years ended December 31, 2006, 2007 and 2008, the Company’s interim financial information on Form 10-Q for the three (3) month and nine (9) month periods ended September 30, 2009, and the Company’s preliminary results for the three (3) month and twelve (12) month periods ended December 31, 2009;

•	reviewed certain internal financial projections for the Company for the years ending December 31, 2010 through December 31, 2013, which are referred to as the “Projections,” all as prepared and provided to GHF by the Company’s management;

•	performed a discounted cash flow analysis based on the Projections;

•	met with certain members of the Company’s management as well as the Finance Committee of the Board of Directors of the Company to discuss the Company’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the Shares;

•	reviewed recent analyst reports regarding the Company and its industry;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which GHF deemed generally comparable to the Company; and

•	conducted such other studies, analyses, inquiries and investigations as GHF deemed appropriate.

     In preparing its opinion, GHF relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with GHF by the Company, or obtained by GHF from public sources, including, without limitation, the Projections. With respect to the Projections, GHF relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company as to the expected future performance of the Company. GHF has not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, and has further relied upon the assurances of senior management of the Company that they were unaware of any facts that would make the information, including the Projections, incomplete or misleading. GHF has assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to GHF and that the Company is not a party to any material pending transaction, including external financings, recapitalizations, acquisitions or merger discussions, other than the Transaction.
     In arriving at its opinion, GHF did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was GHF furnished with any such appraisals. In addition, GHF did not undertake independent analysis of any outstanding, pending or threatened litigation, material claims, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, or of any other governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject. At the Company’s direction and with its consent, GHF’s opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims, investigations or possible assertions of claims, or the outcomes or damages arising out of any such matters. During the course of its engagement, GHF was asked by the Finance Committee of the Board to solicit revised indications of interest from certain third parties who had provided unsolicited indications of interest to the Company within the two weeks prior to GHF’s engagement regarding a transaction with the Company, and GHF has considered the results of such solicitation in rendering its opinion. GHF assumed that all necessary governmental, regulatory and other third party approvals and consents required for the Transaction would be obtained and that the Transaction would be consummated in a timely manner and in accordance with the terms of the Merger Agreement, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on the Company or the contemplated benefits to the Company of the Transaction or would otherwise change the amount of consideration being paid to the holders of Shares. GHF relied, with respect to legal, tax, and accounting matters related to the Transaction, upon the Company’s’ and Parent’s legal, tax, and accounting advisors, and GHF made no independent investigation of any legal, tax or accounting matters that may affect the Company or Parent. The GHF opinion was approved by a fairness committee of GHF.
     The following is a brief summary of the material financial analyses performed by GHF and presented to the Board in connection with rendering its fairness opinion. This summary does not purport to be a complete description of the analyses underlying the GHF opinion and the order of the analyses described does not represent the relative importance or weight given to the analyses performed by GHF.
     Summary of Reviews and Analyses. GHF’s opinion was necessarily based on economic, market and other conditions, and the information made available to GHF, as of the date of the opinion. In performing its analyses, GHF made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of GHF and the Company. Any estimates contained in the analyses performed by GHF are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.
     Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to better understand the reviews and financial and valuation analyses used by GHF, any information presented in tabular format must be read together with the text of each summary. The tables alone do not represent a complete description of any such reviews or financial and valuation analyses. Considering the summary data and tables alone could create a misleading or incomplete view of GHF’s financial analyses. All such reviews and financial and valuation analyses were based on information available to GHF on January 20, 2010. GHF has not undertaken, and is under no duty, to update any such reviews or financial and valuation analyses upon the availability of new information.
     Historical Stock Performance Analysis. GHF compared the consideration of $8.78 in cash per Share to the closing prices for the Company on certain dates and to the daily closing prices for Shares for various periods and noted the following implied offer premiums:
Implied Offer Premiums

	Common
Time Period Ended January 19, 2010	Stock Price	Premium*
1 day (January 19, 2010)	$7.33	19.8%
1 week before	$7.28	20.6%
4 weeks before	$6.87	27.8%

*	Based on transaction consideration of $8.78 per share.
     Using publicly available information, GHF also reviewed the trading history of the Shares for the one-year period ended January 19, 2010 on a stand-alone basis and also in relation to the NASDAQ composite, as well as to a group consisting of certain publicly-traded companies involved in selected sectors of the health care services market, including staffing, cost containment, pharmacy benefit management and disease management, each with a market capitalization of at least $50 million (referred to herein as the “Comparable Companies”).
     The group of Comparable Companies consisted of three groups of companies:
Healthcare Services
•	Allied Healthcare International Inc.

•	AMN Healthcare Services Inc.

•	CorVel Corporation

•	Cross Country Healthcare, Inc.

•	Healthcare Services Group Inc.

•	inVentiv Health, Inc.

•	Magellan Health Services Inc.

•	On Assignment Inc.

•	Rehabcare Group Inc.
Pharmacy Benefit Management
•	BioScrip Inc.

•	Catalyst Health Solutions, Inc.

•	CVS Caremark Corporation

•	Express Scripts Inc.

•	MedcoHealth Solutions Inc.

•	SXC Health Solutions Corp.
Disease Management
•	Centene Corp.

•	Healthways, Inc.

•	Inverness Medical Innovations Inc.

     Comparable Company Analysis. Using publicly available research analyst earnings forecasts and information provided by the Company’s management, including the Projections, GHF compared certain operating, financial, trading and valuation information for the Company to the corresponding information for the Comparable Companies.
     In its analysis, GHF derived and compared multiples for the Company and the Comparable Companies, calculated as follows:
•	company value, which is defined as equity value less net cash plus debt, divided by earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for the most recently reported 12-month period, which is referred to below as “Company Value/LTM EBITDA”;

•	company value divided by estimated EBITDA for calendar year 2009, which is referred to below as “Company Value/2009E EBITDA”;

•	company value divided by projected EBITDA for calendar year 2010, which is referred to below as “Company Value/2010P EBITDA”;

•	common stock price divided by earnings per share (“P/E Ratio”) for the most recently reported 12-month period, which is referred to below as “LTM P/E Ratio”;

•	estimated P/E Ratio for calendar year 2009, which is referred to below as “CY 2009E P/E Ratio”; and

•	projected P/E Ratio for calendar year 2010, which is referred to below as “CY 2010P P/E Ratio.”
     This analysis indicated the following:

	1st			3rd	The
	Quartile	Mean	Median	Quartile	Company*
Company Value / LTM EBITDA	8.2x	10.1x	9.9x	11.4x	12.1x
Company Value / 2009E EBITDA	8.2x	10.0x	9.8x	11.7x	12.1x
Company Value / 2010P EBITDA	7.1x	8.8x	8.8x	10.4x	9.8x
LTM P/E Ratio	18.2x	21.9x	21.8x	26.1x	29.3x
CY 2009E P/E Ratio	16.2x	19.6x	19.6x	23.8x	29.3x
CY 2010P P/E Ratio	13.7x	18.1x	16.2x	22.5x	23.2x

*	For the Company, company value and P/E ratio is based on the transaction consideration of $8.78 per share.
     GHF noted that none of the Comparable Companies are identical to the Company and, accordingly, any analysis of Comparable Companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading value of the Company versus the companies to which the Company was being compared.
     Discounted Cash Flow Analysis. GHF performed a discounted cash flow analysis on the projected cash flows of the Company for the fiscal years ending December 31, 2010 through December 31, 2013 using the Projections. GHF also calculated the terminal value of the enterprise at December 31, 2013 by multiplying projected EBITDA in the fiscal year ending December 31, 2013 by multiples ranging from 7.0x to 9.0x. To discount the projected free cash flows and the terminal value to present value, GHF used discount rates ranging from 17.0% to 21.0%. This analysis indicated a range of implied equity value per Share of $13.35 to $9.80, compared to the consideration of $8.78 per Share.
     Comparable Transaction Analysis. Using publicly available information, GHF examined the following transactions involving healthcare services, pharmacy benefit management, and disease management companies completed or announced since January 1, 2006 with a transaction value greater than $10.0 million and less than $1.5 billion, which are referred to as the “Comparable Transactions.” The Comparable Transactions considered and the month and year each transaction closed were as follows:

Comparable Transactions

Target	Acquiror	Month and Year
Clear Choice Health Plans, Inc.	PacificSource Health Plans	Announced
Allion Healthcare	H.I.G. Capital	January 2010
Integrity Pharmacy Services & Integrity Medical Supplies	PharMerica Corporation	December 2009
Healthhonors Corporation	Healthways Inc.	October 2009
Free & Clear, Inc.	Inverness Medical Innovations	September 2009
HLTH Corporation	WebMD Health Corp.	June 2009
Medical Doctor Associates, Inc.	Cross Country Healthcare Inc.	July 2008
MEDecision Inc.	Health Care Service Corporation	June 2008
Biomed America	Allion Healthcare	May 2008
I-Trax Inc.	Walgreen Co.	March 2008
Platinum Select LP	AMN Health Services	February 2008
Matria Healthcare Inc.	Inverness Medical Innovations	January 2008
Paradigm Health	Inverness Medical Innovations	November 2007
Alere Medical, Inc.	Inverness Medical Innovations	November 2007
ValueOptions	Crestview Partners	July 2007
AKOS Limited	Cross Country Healthcare Inc.	June 2007
AXIA Health Management, LLC	Healthways, Inc.	December 2006
Medsite.com, Inc.	WebMD Health Corp.	September 2006
Metropolitan Research Associates, LLC	Cross Country Healthcare Inc.	August 2006
ICORE Healthcare	Magellan Health Services Inc.	July 2006
Symphony Health Services	Rehabcare Group Inc.	July 2006
Summex Corporation	WebMD Health Corp.	June 2006
Internetfitness.com Inc.	NewSpring Capital, NewSpring Mezzanine Capital, L.P., Penn Valley Group	March 2006
Lifeline Systems Inc.	Koninklijke Philips Electronics NV	March 2006
CorSolutions Medical, Inc.	Matria Healthcare Inc.	January 2006
NDCHealth Corp.	Per-Se Technologies Inc.	January 2006
     In its analysis, GHF derived and compared multiples for the Company and the selected transactions, calculated as follows:
•	transaction value as a multiple of earnings before interest, taxes, depreciation, and amortization for the latest-twelve-months, or “LTM”, immediately preceding announcement of the transaction, which is referred to below as “Company Value/LTM EBITDA”.
     This analysis indicated the following:

	1st						3rd		The
	Quartile		Mean		Median		Quartile		Company*
Company Value / LTM EBITDA	8.9	x	11.4	x	10.2	x	13.0	x	12.1	x

*	For the Company, company value is based on the transaction consideration of $8.78 per share.
     GHF noted that none of the precedent transactions above are identical to this transaction. GHF further noted that the analysis of precedent transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of the Company versus the acquisition value of any comparable company in general and the transactions above in particular.

     Transaction Implied Premium Analysis. Using publicly available information, GHF examined 154 transactions involving the sale of publicly traded companies in all industry types except for oil and gas, REIT’s and banking industries that were announced and completed between January 1, 2007 and January 19, 2010 with transaction values between $50 million and $500 million in which 100% of the United States-based target was acquired. In its analysis, GHF compared the purchase price per share for the Company and the targets in the 154 selected transactions to the closing prices for the Company and the targets in the 154 selected transactions one day, one week, and four weeks prior to the transaction announcement and noted the following implied offer premiums:

	1st			3rd	The
	Quartile	Mean	Median	Quartile	Company*
One Day Premium	17.7%	41.6%	33.8%	52.0%	19.8%
One Week Premium	19.0%	43.0%	34.1%	52.5%	20.6%
Four Week Premium	18.9%	46.2%	34.6%	56.2%	27.8%

*	For the Company, based on the transaction consideration of $8.78 per share.
     GHF noted that none of the precedent transactions used in the transaction implied premium analysis are identical to this transaction. GHF further noted that the analysis of precedent transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of the Company versus the acquisition value of any comparable company in general and the transactions used in the transaction implied premium analysis in particular.
     The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant methods of financial and valuation analysis and the application of those methods to the particular circumstances involved. The opinion is, therefore, not readily susceptible to partial analysis or summary description. GHF believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all of the analyses and factors, would create a misleading and incomplete view of the processes underlying its opinion. GHF based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. GHF did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, GHF considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. GHF arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by GHF in connection with its opinion operated collectively to support its determination as to the fairness of the consideration to be received by the holders of Shares.
     The analyses performed by GHF, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the comparable company analysis described above are identical to the Company, and none of the comparable transactions used in the comparable transactions analysis or the transactions used in the transaction implied premium analysis, each as described above, are identical to the transaction with Parent. Accordingly, an analysis of publicly traded comparable companies and comparable transactions is not strictly mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and comparable transactions and other factors that could affect the value of the Company and the public trading values of the companies and comparable transactions to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.
     The GHF opinion was just one of the many factors taken into consideration by the Board. Consequently, GHF’s analysis should not be viewed as determinative of the decision of the Board with respect to the fairness of the per share consideration to be received, from a financial point of view, by the holders of Shares.
     GHF has previously been engaged by the Company to provide investment banking and other services on matters unrelated to the Transaction, for which GHF received customary fees. In 2005, GHF acted as a placement agent for the Company’s $10.2 million private placement of equity securities with institutional investors. In connection with acting as placement agent, GHF received warrants to purchase up to 25,500 Shares at an exercise price of $4.00 per share. GHF may seek to provide the Company and Parent and their respective affiliates certain investment banking and other services unrelated to the Transaction in the future.
     Pursuant to an engagement letter dated November 20, 2009, as amended, the Company engaged GHF to act as its financial advisor with respect to the possible sale of the Company. In selecting GHF, the Board considered, among other things, the fact that GHF is a nationally recognized investment banking firm with substantial experience advising companies in the Company’s industry as well as substantial experience providing strategic advisory services. GHF, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings, senior credit financings, valuations, and general corporate advisory services.
     Pursuant to the engagement letter, as amended, the Company agreed to pay to GHF for its services (1) a non-refundable retainer fee in the amount of $25,000, payable upon execution of the engagement letter, (2) a $15,000 per month fee until closing of a transaction or termination of the engagement letter, (3) a fee in the amount of $150,000, payable upon the delivery of its opinion, (4) an additional fee payable contingent upon consummation of the Offer. The aggregate fee payable to GHF is expected to be approximately $1.1 million, based upon 0.9% of the aggregate value of the transaction up to $80 million, 2% of the aggregate value of the transaction over $80 million and up to $85 million, plus 5% of the aggregate value of the transaction over $85 million. For the purpose of calculating fees in the engagement letter, the aggregate value of the transaction is equal to the total sale price less cash and cash equivalents of the Company and plus the amount of interest-bearing debt of the Company. The fee payable upon delivery of the GHF opinion, the retainer fee, and the monthly fees are not contingent upon consummation of the Offer. In addition, the Company agreed to reimburse GHF for all out-of-pocket expenses reasonably incurred by GHF in connection with its engagement, including the reasonable fees and disbursements of its legal counsel. The Company has also agreed to indemnify GHF against specific liabilities in connection with its engagement, including liabilities under the federal securities laws.
Item 5. Persons/Assets Retained, Employed, Compensated or Used.
     The Company engaged Greene Holcomb & Fisher LLC to act as its financial advisor and, upon request by the Company, render to the Company’s Board of Directors an opinion as to fairness, from a financial point of view, to the holders of Shares of the consideration to be paid in a merger or other acquisition transaction.
     The information set forth in Item 4 in the section entitled “Opinion of Greene Holcomb & Fisher LLC” is incorporated herein by reference.
Item 6. Interest in Securities of the Subject Company.
     Except as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company’s knowledge after a review of Form 4 filings, by any Executive Officer, director or affiliate of the Company.
     On December 31, 2009, 5,000 Shares of a restricted stock award held by Wesley Winnekins, the Company’s Chief Financial Officer, vested; 1,635 of those Shares were forfeited to cover related taxes and Mr. Winnekins received 3,365 Shares. On December 8, 2009, 3,333 Shares of a restricted stock award held by J. Mark McConnell, the Company’s Senior Vice President — Business and Corporate Development, vested; 882 of those Shares were forfeited to cover related taxes and Mr. McConnell received 2,451 Shares. On December 8, 2009, Brian Gagne, the Company’s Senior Vice President-Account Management acquired 20,000 Shares through the exercise of stock options at an exercise price of $2.50 per Share. On December 7, 2009, Katherine Meacham, the Company’s Vice President Account Services acquired 15,600 Shares through the exercise of stock options at an exercise price of $2.50 per Share.
Item 7. Purposes of the Transaction and Plans or Proposals.
     Except as set forth in Items 3 and 4 of this Statement, the Company is not currently undertaking and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Shares; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.
     Except as set forth in Items 3 and 4 of this Statement, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.
Section 14(f) Information Statement
     In the event Purchaser informs the Company that it intends to designate, in accordance with the terms of the Merger Agreement and as described in Item 3 above, certain persons to be appointed to the Board other than at a meeting of the Company’s shareholders, an information statement (the “Information Statement”) as required under Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will be furnished to Company shareholders and filed with the SEC. The Information Statement will be provided to shareholders at least ten days prior to the Acceptance Time.
Top-Up Option
     The Company granted the Purchaser an irrevocable option (the “Top-Up Option”) to purchase, following the Acceptance Time, at a price per Share equal to the Offer Price, that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares then owned by Parent and the Purchaser at the time of such exercise of the Top-Up Option, would constitute one share more than 90% of the total Shares then outstanding (on a fully diluted basis and including the issuance of such Top-Up Shares). The Top-Up Option will not be exercisable unless, immediately after such exercise and the issuance of the Top-Up Shares, Parent, the Purchaser and their respective subsidiaries would own, in the aggregate, at least 90% of the outstanding Shares (after giving effect to the issuance of the Top-Up Shares). In no event will the Top-Up Option be exercisable for a number of Shares in excess of the Company’s total authorized and unissued Shares.
     The Purchaser may exercise the Top-Up Option once in whole and not in part at any time during the 20 business days immediately following the Acceptance Time, or, if any subsequent offering period is provided, during the 20 business days following the expiration of such subsequent offering period, prior to the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.
     The Purchaser may pay the Company the aggregate price required to be paid for the Top-Up Shares either, at Parent’s election, (i) entirely in cash, (ii) by issuance of a full-recourse promissory note by the Purchaser, bearing simple interest at five percent per annum and due on the first anniversary of the closing of the purchase of the Top-Up Shares, which promissory note may be prepaid in whole or in part, without premium or penalty, or (iii) a combination of cash and such a promissory note.
Minnesota Business Corporation Act
     The Company is incorporated under the laws of the State of Minnesota. The following provisions of the MBCA are therefore applicable to the Offer and the Merger.
Dissenters’ Rights
     No rights to seek to obtain the “fair value” of their Shares are available to the Company’s shareholders in connection with the Offer. However, if the Merger is consummated, a shareholder of the Company who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of that shareholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the effective time of the Merger) required to be paid in cash, plus interest, less any required withholding taxes, to dissenting shareholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Moreover, the Company may argue in such a judicial proceeding that, for purposes of that proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger, and the judicially determined value could be more or less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger. Under Subdivision 4 of Section 302A.471 of the MBCA, a Company shareholder’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Company shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless the adoption or consummation was fraudulent with respect to that shareholder or the Company.
     Any Shares that are issued and outstanding immediately prior to the effective time of the Merger and that are held by a holder who has not voted these Shares in favor of the Merger and who has properly exercised dissenters’ rights with respect to these Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the effective time of the Merger, has neither effectively withdrawn nor otherwise lost for any reason the right to exercise these dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only those rights granted by Sections 302A.471 and 302A.473 of the MBCA. If any Company shareholder who asserts dissenters’ rights with respect to that shareholder’s Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) these dissenters’ rights, then as of the effective time of the Merger or the occurrence of such event, whichever later occurs, the holder’s Shares will automatically be canceled and converted into and represent only the right to receive the consideration payable in the Merger, without interest and less any required withholding taxes, upon surrender of the share certificate or share certificates formerly representing the dissenting Shares.
     The preservation and exercise of dissenters’ rights requires strict adherence to the applicable provisions of the MBCA. Failure to fully and precisely follow the steps required by Sections 302A.471 and 302A.473 of the MBCA for the perfection of dissenters’ rights will result in the loss of those rights. The foregoing summary of the rights of dissenting shareholders under the MBCA is not a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights available under the MBCA and is qualified in its entirety by reference to the MBCA.
     Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if the Merger is consummated. Shareholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed before these shareholders have to take any action relating to dissenters’ rights.
Vote Required to Approve the Merger and Section 302A.621 of the MBCA
     The Company’s Board of Directors has approved the Offer, the Merger and the Merger Agreement in accordance with the MBCA. Under Section 302A.621 of the MBCA, if Purchaser acquires, pursuant to the Offer or otherwise, including the Top-Up Option, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s shareholders as a short-form merger. If Purchaser acquires less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the MBCA to effect the Merger.
Minnesota Control Share Acquisition Act
     The Company is currently subject to the Control Share Acquisition Act under MBCA Section 302A.671, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of an issuing public corporation (i.e., from less than 20% to 20% or more, from less than 33 1/3% to 33 1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the issuing public corporation, or any director who is also an employee of the issuing public corporation). If such approval is not obtained, the issuing public corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the issuing public corporation. These provisions do not apply if the issuing public corporation’s articles of incorporation or bylaws approved by the corporation’s shareholders provide that the statute is inapplicable or if there is an applicable exception. The statute contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of the members of a committee composed solely of one or more disinterested directors of the issuing public corporation formed pursuant to MBCA Section 302A.673, subdivision 1, paragraph (d), prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the issuing public corporation. Under MBCA Section 302A.673, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. The Company’s articles of incorporation and bylaws do not exclude the Company from the restrictions imposed by the Control Share Acquisition Act. However, prior to the execution of the Merger Agreement, a committee composed solely of disinterested members of the Company Board approved the Offer and the Merger for purposes of the Control Share Acquisition Act. Therefore, as an acquisition of shares pursuant to a cash tender offer of all the Shares that will not be consummated unless the Minimum Condition is satisfied, the Offer is not subject to the Control Share Acquisition Act under MBCA Section 302A.671.

Minnesota Business Combination Act
     The Company is currently subject to the Combination Act under Section 302A.673 of the MBCA, which prohibits a publicly held Minnesota corporation, like the Company, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction which resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. Prior to the execution of the Merger Agreement, a committee composed solely of the Company’s disinterested directors approved the Purchaser’s acquisition of the Shares pursuant to the Offer and the subsequent Merger for the purposes of the Combination Act. Therefore, the restrictions of the Combination Act do not apply to the Offer or the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer.
Takeover Disclosure Statute
     The Minnesota Takeover Disclosure Law (the “Takeover Disclosure Statute”), Minnesota Statutes Sections 80B.01-80B.13, by its terms requires the filing of a registration statement (the “Minnesota Registration Statement”) with specified disclosures with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any tender offer for shares of a corporation, such as the Company, that (i) owns and controls assets in Minnesota having a fair market value of at least $1,000,000 and (ii) has a certain number or percentage of shareholders resident in Minnesota or a specified percentage of its shares owned by Minnesota residents. The Purchaser will file a registration statement with the Commissioner on the date of this Offer to Purchase or shortly thereafter. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner will review the Minnesota Registration Statement for the adequacy of disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of the filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If this summary suspension occurs, the Commissioner must hold a hearing within 10 calendar days of the summary suspension to determine whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action to suspend the effectiveness of the Offer, this action may have the effect of significantly delaying the Offer. In filing the Minnesota Registration Statement, the Purchaser does not concede that some or all of the provisions of the Takeover Disclosure Statute are applicable, valid, enforceable or constitutional.
“Fair Price” Provision
     MBCA Section 302A.675 provides that an offeror may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. The provision described above does not apply if the proposed acquisition of shares is approved, before the purchase of any shares by the offeror pursuant to the earlier takeover offer, by a committee of the board of directors of the corporation, comprised solely of directors who: (i) are not, nor have been in the preceding five years, officers or directors of the corporation or a related organization, (ii) are not the offerors in the takeover offer or any affiliates or associates of the offeror, (iii) were not nominated for election as directors by the offeror or any affiliates or associates of the offeror and (iv) were directors at the time of the first public announcement of the earlier takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors who were directors at that time. Because (i) a committee of the Company Board comprised solely of disinterested directors approved the Purchaser’s acquisition of Shares pursuant to the Offer and the subsequent Merger, which the Purchaser intends to complete if it consummates the Offer, and (ii) the Merger Consideration will be equal to the Offer Price, the restrictions of MBCA Section 302A.675 do not apply to the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer.
United States Antitrust Laws
     Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Parent pursuant to the Offer and the Merger are subject to such requirements. Accordingly, the purchase of Shares in the Offer may not be completed until such time as Parent and the Company have filed a Notification and Report Form in connection with the purchase of Shares in the Offer and the Merger and the applicable waiting period has expired.

Forward-Looking Statements
     Certain statements by the Company in this Statement and in other reports and statements released by the Company are and will be forward-looking in nature and express the Company’s current opinions about trends and factors that may impact future operating results. Statements that use words such as “may,” “will,” “should,” “believes,” “predicts,” “estimates,” “projects,” “anticipates” or “expects” or use similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to material risks, assumptions and uncertainties, which could cause actual results to differ materially from those currently expected, and readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Company undertakes no obligation to publish revised forward-looking statements to reflect the occurrence of unanticipated or subsequent events. Readers are also urged to carefully review and consider the various disclosures made by the Company in this report that seek to advise interested parties of the risks and other factors that affect the Company’s business. Interested parties should also review the Company’s reports on Form 10-K for the year ended December 31, 2008, Forms 10-Q and Forms 8-K and other reports that are periodically filed with the SEC, as they may be amended. The risks affecting the Company’s business include, among others: the risk that the Merger will not be consummated in a timely manner or at all if, among other things, fewer than a majority of the Shares are tendered, clearance under the HSR Act is not obtained or other closing conditions are not satisfied; the risk that the Company’s business will have been adversely impacted during the pendency of the Offer; the Company’s inability to deliver the health management services demanded by major corporations and other clients; the Company’s inability to successfully cross-sell health management services to its fitness management clients; the Company’s inability to successfully obtain new business opportunities; the Company’s failure to have sufficient resources to make investments; the Company’s ability to make investments and implement strategies successfully; continued delays in obtaining new commitments and implementing services; the continued deterioration of general economic conditions; and those matters identified and discussed in Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 under the section entitled “Risk Factors.”
Item 9. Exhibits.
     The following Exhibits are filed herewith:

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated January 26, 2010, incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO

(a)(1)(B)	Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO

(a)(1)(C)	Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO

(a)(5)(A)	Opinion of Greene Holcomb & Fisher LLC to the Board of Directors of Health Fitness Corporation, dated January 20, 2010, incorporated by reference to Annex A attached to this Schedule 14D-9

(a)(5)(B)	Joint Press Release issued by Trustmark Mutual Holding Company and Health Fitness Corporation on January 21, 2010, incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on January 21, 2010

(e)(1)	Agreement and Plan of Merger among Trustco Holdings, Inc., Trustco Minnesota, Inc. and Health Fitness Corporation, dated as of January 20, 2010, incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on January 21, 2010

(e)(2)	2005 Stock Option Plan, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 7, 2005

(e)(3)	Form of Incentive Stock Option Agreement under the 2005 Stock Option Plan, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 5, 2005

Exhibit	Description

(e)(4)	Form of Non-Qualified Stock Option Agreement under the 2005 Stock Option Plan, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated June 5, 2005

(e)(5)	Amended and Restated 2005 Stock Option Plan, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 21, 2007

(e)(6)	Form of Incentive Stock Option Agreement under the Amended and Restated 2005 Stock Option Plan, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated May 21, 2007

(e)(7)	Form of Non-Qualified Stock Option Agreement under the Amended and Restated 2005 Stock Option Plan, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated May 21, 2007

(e)(8)	2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated May 21, 2007

(e)(9)	Form of Restricted Stock Agreement under the 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated May 21, 2007

(e)(10)	Cash Incentive Plan, incorporated by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006

(e)(11)	Employment Agreement dated December 1, 2006 between the Company and Gregg O. Lehman, Ph.D., incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K dated November 30, 2006

(e)(12)	Restricted Stock Agreement dated January 1, 2007 between the Company and Gregg O. Lehman, Ph.D., incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006

(e)(13)	Employment Agreement dated February 9, 2001 between the Company and Wesley W. Winnekins, incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000

(e)(14)	Amendment, dated December 21, 2006, to Employment Agreement dated February 9, 2001 between the Company and Wesley W. Winnekins, incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006

(e)(15)	Employment Agreement dated March 1, 2003 between the Company and Jeanne Crawford, incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002

(e)(16)	Amendment, dated December 21, 2006, to Employment Agreement dated March 1, 2003 between the Company and Jeanne Crawford, incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006

(e)(17)	Employment Agreement dated December 8, 2003 between the Company and Brian Gagne, incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005

(e)(18)	Amendment, dated December 21, 2006, to Employment Agreement dated December 8, 2003 between the Company and Brian Gagne, incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006

(e)(19)	Employment Agreement dated August 13, 2001 between the Company and Dave Hurt, incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005

(e)(20)	Employment Agreement dated August 25, 2003 between the Company and Katherine Meacham, incorporated by reference to Exhibit 10.13 to the Company’s Form 10-K for the fiscal year ended December 31, 2005

(e)(21)	Amendment, dated December 21, 2006, to Employment Agreement dated December 8, 2003 between the Company and Katherine Meacham, incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006

Exhibit	Description

(e)(22)	Employment Agreement dated December 23, 2005 between the Company and John F. Ellis, incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005

(e)(23)	Amendment, dated December 21, 2006, to Employment Agreement dated December 23, 2005 between the Company and John F. Ellis, incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006

(e)(24)	Employment Agreement, dated February 1, 2008, between the Company and John E. Griffin, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated January 31, 2008

(e)(25)	Employment Agreement, dated February 1, 2008, between the Company and James O. Reynolds, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated January 31, 2008

(e)(26)	Employment Agreement, dated December 8, 2008, between the Company and J. Mark McConnell, incorporated by reference to Exhibit 10.44 to the Company’s Form 10-K for the fiscal year ended December 31, 2008

(e)(27)	Director Compensation Arrangements for fiscal year 2009, incorporated by reference to Exhibit 10.45 to the Company’s Form 10-K for the fiscal year ended December 31, 2008

(e)(28)	2009 Executive Bonus Plan, incorporated by reference to Exhibit 10.46 to the Company’s Form 10-K for the fiscal year ended December 31, 2008

(e)(29)	Compensation Arrangements for Executive Officers for Fiscal Year 2009, incorporated by reference to Exhibit 10.47 to the Company’s Form 10-K for the fiscal year ended December 31, 2008

Annex A	Opinion of Greene Holcomb & Fisher LLC to the Board of Directors of Health Fitness Corporation, dated January 20, 2010

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTH FITNESS CORPORATION
By:	/s/ Wesley W. Winnekins
	Name:	Wesley W. Winnekins
	Title:	Chief Financial Officer

Dated: January 26, 2010

ANNEX A

90 South 7th Street 54th Floor Minneapolis, MN 55402

phone 612.904.5700 fax 612.904.5719 www.ghf.net
January 20, 2010
The Board of Directors
Health Fitness Corporation
1650 West 82nd Street, Suite 1100
Minneapolis, MN 55431
Ladies and Gentlemen:
We understand that Health Fitness Corporation (“Health Fitness”), Trustmark Mutual Holding Company (“Parent”) and a wholly owned subsidiary of Parent (“Purchaser”), intend to enter into an Agreement and Plan of Merger to be dated as of January 20, 2010 (the “Agreement”), pursuant to which, among other things (i) Purchaser will commence a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of Health Fitness common stock, par value $0.01 per share (the “Health Fitness Common Stock”), for $8.78 per share, net to the seller in cash (the “Consideration”) and (ii) Purchaser will be merged with and into Health Fitness in a merger (the “Merger” and, together with the Tender Offer, the “Transaction”) in which each share of Health Fitness Common Stock not acquired in the Tender Offer, in addition to any options, warrants or other securities convertible into Health Fitness Common Stock, will be (subject to certain customary exceptions) converted into the right to receive the Consideration. You have provided us with a copy of the Agreement in substantially final form.
You have asked us to render our opinion to the Board of Directors of Health Fitness as to whether the Consideration is fair, from a financial point of view, to the holders of Health Fitness Common Stock, excluding Parent and its affiliates.
In the course of performing our review and analyses for rendering this opinion, we have:
•	reviewed a draft dated January 19, 2010 of the Agreement;

•	reviewed Health Fitness’ audited financial statements on Form 10-K for the fiscal years ended December 31, 2006, 2007 and 2008; Health Fitness’ interim financial information on Form 10-Q for the three (3) month and nine (9) month periods ended September 30, 2009; and Health Fitness’ preliminary results for the three (3) month and twelve (12) month periods ended December 31, 2009;

•	reviewed certain internal financial projections for Health Fitness for the years ending December 31, 2010 through December 31, 2013 (the “Projections”), all as prepared and provided to us by Health Fitness’ management;

The Board of Directors
Health Fitness Corporation
January 20, 2010

•	performed discounted cash flow analyses based on the Projections;

•	met with certain members of Health Fitness’ management as well as the Finance Committee of the Board of Directors of Health Fitness to discuss Health Fitness’ business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the Health Fitness Common Stock;

•	reviewed recent analyst reports regarding Health Fitness and its industry;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies that we deemed generally comparable to Health Fitness; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.
We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Health Fitness or obtained by us from public sources, including, without limitation, the Projections referred to above. With respect to the Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Health Fitness as to the expected future performance of Health Fitness. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, and we have further relied upon the assurances of the senior management of Health Fitness that they are unaware of any facts that would make the information, including the Projections, provided to us, incomplete or misleading. We have assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of Health Fitness since the date of the last financial statements made available to us. We have also assumed that Health Fitness is not a party to any material pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Transaction.
In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Health Fitness, nor have we been furnished with any such appraisals. In addition, we have undertaken no independent analysis of any outstanding, pending or threatened litigation, material claims, possible unasserted claims or other contingent liabilities to which Health Fitness or any of its affiliates is a party or may be subject, or of any other governmental investigation of any possible unasserted claims or other contingent liabilities to which Health Fitness or any of its affiliates is a party or may be subject. At Health Fitness’ direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims, investigations or

The Board of Directors
Health Fitness Corporation
January 20, 2010

possible assertions of claims, or the outcomes or damages arising out of any such matters. During the course of our engagement, we were asked by the Finance Committee of the Board of Directors of Health Fitness to solicit revised indications of interest from certain third parties who had provided unsolicited indications of interest to the Company within the two weeks prior to our engagement regarding a transaction with Health Fitness, and we have considered the results of such solicitation in rendering our opinion.
We have assumed that all the necessary governmental, regulatory and other third party approvals and consents required for the Transaction will be obtained, and that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively (i) would have a material adverse effect on Health Fitness or the contemplated benefits to Health Fitness of the Transaction, or (ii) would otherwise change the amount of the Consideration. We have relied, with respect to legal, tax and accounting matters related to the Transaction, upon Health Fitness’ and Parent’s legal, tax and accounting advisors, and we have made no independent investigation of any legal, tax or accounting matters that may affect Health Fitness or Parent. We do not express any opinion as to the price or range of prices at which the shares of Health Fitness Common Stock may trade subsequent to the announcement of the Transaction.
We have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon the representations and warranties of Health Fitness and Parent contained in the Agreement and have assumed, without independent verification, that they are true and correct. We have also assumed the Transaction will be consummated pursuant to the terms of the Agreement without material modification thereto or change in the Consideration and without waiver by any party of any material conditions or obligations thereunder.
Greene Holcomb & Fisher LLC (“Greene Holcomb & Fisher”), as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. In 2005, we acted as placement agent for Health Fitness’ $10.2 million private placement of equity securities with institutional investors. In connection with acting as placement agent, we received warrants to purchase up to 25,500 shares of Health Fitness Common Stock at an exercise price of $4.00 per share. We are currently acting as financial advisor to Health Fitness in connection with the Transaction, for which Health Fitness will pay us a fee for such services that is contingent upon the consummation of the Tender Offer. For our services in rendering this opinion, Health Fitness will pay us a fee that is not contingent upon the consummation of the Tender Offer. In addition, Health Fitness has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Greene Holcomb & Fisher may seek to provide Health Fitness and Parent and their respective affiliates certain investment banking and other services unrelated to the Transaction in the future.

The Board of Directors
Health Fitness Corporation
January 20, 2010

This letter is furnished pursuant to our engagement letter dated November 20, 2009, as amended, and has been approved by our fairness opinion committee. It is understood that this letter is intended for the benefit and use of the Board of Directors of Health Fitness and does not constitute a recommendation to the Board of Directors of Health Fitness as to how to vote in connection with its consideration of the Agreement nor does this letter constitute a recommendation to any holders of Health Fitness Common Stock as to whether to tender any shares of Health Fitness Common Stock pursuant to the Tender Offer or as to how to vote in connection with the Merger. This letter does not address Health Fitness’ underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Health Fitness or the effects of any other transaction in which Health Fitness might engage. This letter does not express an opinion regarding the fairness of the amount or nature of the compensation that is being paid in the Transaction to any of Health Fitness’ officers, directors or employees, or class of such persons, relative to the compensation to the public shareholders of Health Fitness. Furthermore, this letter addresses solely the fairness, from a financial point of view, to Health Fitness of the proposed Consideration set forth in the Agreement and does not address any other terms or agreements relating to the Transaction or related transactions.
This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 or any proxy statement to be distributed to the holders of Health Fitness Common Stock in connection with the Merger.
Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing, and the conclusions reached in, this opinion. We assume no responsibility for updating, revising or reaffirming our opinion based on circumstances or events occurring after the date hereof.
Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Health Fitness Common Stock, excluding Parent and its affiliates.

Sincerely,
/s/ Greene Holcomb & Fisher LLC

GREENE HOLCOMB & FISHER LLC